UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F  ☒            Form 40-F  ☐

Celyad Oncology SA

On September 5, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing that on September 4, 2023 it issued a total of 3,930,770 new ordinary shares, with no nominal value per share (“Ordinary Shares”), of which 1,454,808 Ordinary Shares to CFIP CLYD (UK) Limited, an affiliate of Fortress Investment Group, 1,913,462 Ordinary Shares to Tolefi SA and an aggregate of 562,500 Ordinary Shares to a number of other historical shareholders. As a result, the Company’s share capital increased to €80,628,224.49 and is represented by 26,524,726 Ordinary Shares.

This information is published in accordance with Article 15 of the Belgian Law of 2 May 2007 on the disclosure of major participations in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on September 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: September 6, 2023	By:	/s/ Georges Rawadi
Georges Rawadi
Chief Executive Officer